 Exhibit 8.1

LIST OF SUBSIDIARIES AND AFFILIATED ENTITIES OF
REGENCELL BIOSCIENCE HOLDINGS LIMITED

Name of Wholly-owned Subsidiaries	Place of Incorporation
Regencell Bioscience Limited	Hong Kong
Regencell Limited	Hong Kong
Regencell Bioscience North America Limited	British Virgin Islands

List of Affiliated Entities	Place of Incorporation
Regencell Bioscience Asia Limited (a 60% owned joint venture)	Hong Kong